Exhibit 99.1

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

Independent Auditors’ Report

The Board of Managers
Diamond Green Diesel Holdings LLC:

Opinion
We have audited the consolidated financial statements of Diamond Green Diesel Holdings LLC and its subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:
◦Exercise professional judgment and maintain professional skepticism throughout the audit.
◦Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

San Antonio, Texas
February 4, 2022

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2021	2020
ASSETS
Current assets:
Cash	$21,071	$143,794
Receivables, net	394,435	160,324
Receivables – due from related party	105,898	21,165
Inventory	136,826	50,618
Prepaid expenses and other	28,064	7,656
Total current assets	686,294	383,557
Property, plant and equipment, at cost	2,896,942	1,380,047
Accumulated depreciation	(186,195)	(141,321)
Property, plant and equipment, net	2,710,747	1,238,726
Deferred charges and other assets, net	51,514	36,082
Total assets	$3,448,555	$1,658,365
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion debt and finance lease obligations	$112,832	$269
Current portion debt and finance lease obligations – due to related party	52,260	248
Accounts payable	213,696	76,266
Accounts payable – due to related party	70,015	21,057
Taxes other than income taxes	7,426	1,450
Other accrued expenses	4,723	1,014
Total current liabilities	460,952	100,304
Finance lease obligations, less current portion	264,250	673
Finance lease obligations, less current portion – due to related party	80,059	8,032
Other long-term liabilities	17,531	3,758
Commitments
Members’ equity:
Members’ capital	601,378	223,378
Retained earnings	2,027,449	1,327,682
Accumulated other comprehensive loss	(3,064)	(5,462)
Total members’ equity	2,625,763	1,545,598
Total liabilities and members’ equity	$3,448,555	$1,658,365

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31,
	2021	2020
Revenues (a)	$2,342,332	$1,267,477
Cost of sales:
Cost of materials and other	1,809,746	788,078
Operating expenses (excluding depreciation, amortization and accretion expense reflected below) (b)	131,609	90,912
Depreciation, amortization and accretion expense	58,326	44,882
Blender’s tax credit	(371,164)	(287,913)
Total costs of sales	1,628,517	635,959
Other operating expenses	3,211	—
General and administrative expenses – related party	2,092	1,704
Operating income	708,512	629,814
Other income, net	678	1,636
Interest and debt expense
Incurred (c)	(7,010)	(1,260)
Capitalized	1,074	—
Interest and debt expense, net	(5,936)	(1,260)
Net income	$703,254	$630,190

Supplemental information – each income statement line item reflected below includes revenues and expenses provided by related party as follows:
(a) Revenues – related party	$445,197	$212,577
(b) Operating expenses (excluding depreciation, amortization and accretion expense) – related party	40,478	30,213
(c) Interest and debt expense incurred – related party	(2,214)	(1,226)

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2021	2020
Net income	$703,254	$630,190
Gain on cash flow hedges	2,398	2,914
Comprehensive income	$705,652	$633,104

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(in thousands)

	Diamond	Darling	Total
	Alternative	Green	Members’
	Energy, LLC	Energy LLC	Equity
Balances as of December 31, 2019	$661,459	$661,459	$1,322,918
Net income	315,095	315,095	630,190
Cash distributions to members	(205,212)	(205,212)	(410,424)
Other comprehensive income	1,457	1,457	2,914
Balances as of December 31, 2020	772,799	772,799	1,545,598
Net income	351,627	351,627	703,254
Cash paid in excess of the carrying value of assets acquired from Valero Energy Corporation	(3,487)	—	(3,487)
Members’ contributions	189,000	189,000	378,000
Other comprehensive income	1,199	1,199	2,398
Balances as of December 31, 2021	$1,311,138	$1,314,625	$2,625,763

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net income	$703,254	$630,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion expense	58,326	44,882
Other noncash adjustment	360	—
(Increase) decrease in receivable, net	(231,713)	354,280
Increase in receivables – due from related party	(84,733)	(5,366)
Increase in inventory	(85,854)	(3,716)
(Increase) decrease in prepaid expenses and other	(20,408)	1,372
Increase in accounts payable	42,599	757
Increase (decrease) in accounts payable – due to related party	48,416	(3,377)
Increase (decrease) in taxes other than income taxes	5,976	(1,458)
Increase in other accrued expenses	2,478	876
Net cash provided by operating activities	438,701	1,018,440
Cash flows from investing activities:
Capital expenditures	(1,050,431)	(523,402)
Acquisitions from Valero Energy Corporation	(19,095)	—
Deferred turnaround and catalyst costs	(6,354)	(25,039)
Other investing activities	(3,214)	—
Net cash used in investing activities	(1,079,094)	(548,441)
Cash flows from financing activities:
Proceeds from borrowings	276,000	—
Proceeds from borrowings - related party	50,000	—
Repayments of debt and finance lease obligations	(180,289)	(253)
Repayments of finance lease obligations - related party	(1,068)	(214)
Payments of debt issuance costs	(1,486)	—
Excess purchase price paid to Valero Energy Corporation, over the carrying value of acquired assets	(3,487)	—
Members’ contributions	378,000	—
Cash distributions to members	—	(410,424)
Net cash provided by (used in) financing activities	517,670	(410,891)
Net increase (decrease) in cash	(122,723)	59,108
Cash as of beginning of period	143,794	84,686
Cash as of end of period	$21,071	$143,794

Supplemental cash flow information:
Cash interest payments	$6,382	$1,260
Noncash investing activities:
Accrued capital expenditures	156,955	60,777
Accrued turnaround and catalyst expenditures	247	1,051
Operating and finance leases – see Note 5

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION
Diamond Green Diesel Holdings LLC (DGD Holdings) was formed on January 21, 2011 as a joint venture between Diamond Alternative Energy, LLC, an indirect wholly owned subsidiary of Valero Energy Corporation (Valero), and Darling Green Energy LLC, a subsidiary of Darling Ingredients Inc. (Darling). Diamond Alternative Energy, LLC and Darling Green Energy LLC are collectively referred to herein as the “Members.”

DGD Holdings, through its wholly owned subsidiary Diamond Green Diesel LLC (DGD), operates a renewable diesel plant located next to Valero’s St. Charles Refinery in Norco, Louisiana (the DGD Norco Facility). Renewable diesel is a low-carbon liquid transportation fuel that is interchangeable with diesel produced from petroleum. Renewable diesel is produced from fats and oils using a pretreatment process and an advanced hydroprocessing-isomerization process. DGD Holdings and DGD are collectively referred to herein as the “Company.”

The DGD Norco Facility was completed and began operations in June 2013. In October 2021, the Company completed an expansion of the DGD Norco Facility that increased its renewable diesel production capacity by 410 million gallons per year, bringing the plant’s total renewable diesel capacity to 700 million gallons per year. This expansion is also expected to provide the capability to market 30 million gallons per year of renewable naphtha into low-carbon fuel markets.

In January 2021, the Members approved the construction of a new plant to be located next to Valero’s Port Arthur Refinery in Port Arthur, Texas (the DGD Port Arthur Facility). The DGD Port Arthur Facility is expected to commence operations in the first quarter of 2023 and be capable of producing 470 million gallons per year of renewable diesel and 20 million gallons per year of renewable naphtha. Once operational, the DGD Port Arthur Facility is expected to increase the Company’s total renewable diesel production capacity to approximately 1.2 billion gallons per year and provide the capability to market 50 million gallons per year of renewable naphtha. The DGD Norco Facility and the DGD Port Arthur Facility are collectively referred to herein as the “DGD Facilities.”

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Consolidation
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation.

Management has evaluated subsequent events that occurred after December 31, 2021 through February 4, 2022, the date these consolidated financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these consolidated financial statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Reclassifications
Certain amounts previously reported as of and for the period ended December 31, 2020 have been reclassified to conform to the 2021 presentation.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates.

Cash
Cash consists of demand deposits with a financial institution.

Receivables
Trade receivables are carried at amortized cost, which is the original invoice amount adjusted for cash collections. The Company maintains an allowance for credit losses, which is adjusted based on the Company’s assessment of its customers’ historical collection experience, known credit risks, and industry and economic conditions.

Inventory
Inventory is valued at the lower of cost or market. The cost of feedstocks purchased for processing and refined products (primarily renewable diesel) are determined under the last-in, first-out (LIFO) method using the dollar-value LIFO method. The cost of supplies are determined principally under the weighted-average cost method.

Prepaid Expenses
Prepaid expenses are costs incurred for which the services or goods will be received in a future period. The prepaid expenses are recorded as an asset when paid and recognized as an expense in the period the services or goods are utilized.

Property, Plant and Equipment
The cost of property, plant, and equipment (property assets) purchased or constructed, including betterments of property assets, is capitalized. However, the cost of repairs to and normal maintenance of property assets is expensed as incurred. Betterments of property assets are those which extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of the Company’s operations. The cost of property assets constructed includes interest and certain overhead costs allocable to the construction activities.

Depreciation of processing units is recorded on a straight-line basis over the estimated useful lives of these assets using the composite method of depreciation. Under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized in income. However, a gain or loss is recognized in income for a major property asset that is retired, replaced, sold, or for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
depreciation, amortization and accretion expense, unless such amounts are reported separately due to materiality.

Depreciation of the administrative building, equipment, and computer hardware is recorded on a straight-line basis over the estimated useful lives of the related assets using the component method of depreciation. Precious metals, which are used as a catalyst in the units to process feedstock into renewable diesel, are not depreciated, but the cost of precious metals not recovered from the reclamation process are charged to operating expenses.

Deferred Charges and Other Assets
“Deferred charges and other assets, net” primarily include the following:

•turnaround costs, which are incurred in connection with planned major maintenance activities and which are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs;

•fixed-bed catalyst costs, representing the cost of catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, which are deferred when incurred and amortized on a straight-line basis over the estimated useful life of the specific catalyst;

•operating lease ROU (defined below) assets, which are amortized as discussed in “leases” below;

•a license acquired that provides for the amount of feedstock that can be processed at the DGD Norco Facility per calendar year; and

•debt issuance costs associated with the $400.0 million revolving credit facility.

Leases
The Company evaluates if a contract is or contains a lease at inception of the contract. If the Company determines that a contract is or contains a lease, the Company recognizes a right-of-use (ROU) asset and lease liability at the commencement date of the lease based on the present value of lease payments over the lease term. The present value of the lease payments is determined by using the implicit rate when readily determinable. If not determinable, the Company uses an incremental borrowing rate based on quoted interest rates obtained from financial institutions. The rate used is for a term similar to the duration of the lease based on information available at the commencement date. Lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise those options.

The Company recognizes ROU assets and lease liabilities for leasing arrangements with terms greater than one year. The Company accounts for lease and non-lease components in a contract as a single lease component for all classes of underlying assets.

Expense for an operating lease is recognized as a single lease cost on a straight-line basis over the lease term and is reflected in the appropriate income statement line item based on the leased asset’s function. Amortization expense of a finance lease ROU asset is recognized on a straight-line basis over the lesser of

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
the useful life of the leased asset or the lease term. However, if the lessor transfers ownership of the finance lease ROU asset to the Company at the end of the lease term, the finance lease ROU asset is amortized over the useful life of the leased asset. Amortization expense is reflected in “depreciation, amortization and accretion expense.” Interest expense is incurred based on the carrying value of the lease liability and is reflected in “interest and debt expense, net.”

Impairment of Assets
Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

Asset Retirement Obligation
The Company records a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time that the Company incurs that liability, which is generally when the asset is purchased, constructed or leased. The Company records the liability when there is a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made.

Revenue Recognition
The Company’s revenues are generated from contracts with customers for the sale of products. Revenues are recognized when the Company satisfies its performance obligation to transfer products to its customers, which typically occurs at a point in time upon shipment of the products, and for an amount that reflects the transaction price that is allocated to the performance obligation.

The customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the point of shipment. As a result, the Company considers control to have transferred upon shipment because there is a present right to payment at that time, the customer has legal title to the asset, the Company has transferred physical possession of the asset, and the customer has significant risks and rewards of ownership of the asset.

Contracts with customers state the final terms of the sale, including the description, quantity, and price for goods sold. Payment is typically due in full within three days of invoicing. In the normal course of business, the Company generally does not accept product returns.

The transaction price is the consideration that the Company expects to be entitled to in exchange for its products. The transaction price for all of the contracts is based on commodity market pricing (i.e., variable consideration). As such, this market pricing may be constrained (i.e., not estimable) at the inception of the contract, but will be recognized based on the applicable market pricing, which will be known upon transfer of the goods to the customer.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Company has elected to exclude from the measurement of the transaction price all taxes assessed by governmental authorities that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer (e.g., sales tax and use tax).

Cost of Materials and Other
“Cost of materials and other” primarily includes the cost of materials that are a component of products sold. These costs include (i) the direct cost of materials (such as animal fats, used cooking oils, and edible distillers corn oil) that are a component of products sold; (ii) costs related to the delivery of feedstock supplied; and (iii) gains and losses on commodity derivative instruments.

Operating Expenses
Operating expenses primarily consist of costs charged to the Company by Valero in accordance with the Operations Agreement for day-to-day operations of the DGD Norco Facility, as further described in Note 10. In addition, operating expenses include maintenance expenses, chemicals, waste disposal, professional fees, insurance, property tax and other outside services.

Blender’s Tax Credit
Biodiesel blenders registered with the Internal Revenue Service were eligible for a tax incentive in the amount of $1.00 per gallon of renewable diesel blended with petroleum diesel to produce a mixture containing at least 0.1 percent diesel fuel. Only blenders that produced and sold or used the qualified biodiesel mixture as a fuel in their trade or business were eligible for the tax credit. The legislation authorizing the credit through December 31, 2022 was passed and signed into law in December 2019. As a result, the Company recognized a benefit of $371.2 million and $287.9 million during 2021 and 2020, respectively.

General and Administrative Expenses
General and administrative expenses consist primarily of fees for administrative services provided by Valero.

Income Taxes
The Company is a limited liability corporation and is not a taxpaying entity for federal and state income tax purposes. Accordingly, no provision for income taxes is made in these consolidated financial statements. Income or loss from the Company is taxable to the Members in their individual federal tax returns.

Derivatives and Hedging
Cash flow hedges are used to manage commodity price risk. All derivative instruments are recorded in the balance sheet as either assets or liabilities measured at their fair values. The gain or loss is initially reported as a component of other comprehensive income and is then recorded in income in the period or periods during which the hedged forecasted transaction affects income. The cash flow effects of the derivative instruments are reflected in operating activities in the consolidated statements of cash flows. See Note 13 for additional discussion.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Concentration Risk
During the year ended December 31, 2021, the Company sold a majority of its renewable diesel to three major customers, including Valero, which accounted for 16 percent of the sales of renewable diesel. The other two third-party customers accounted for 28 percent and 20 percent of the sales of renewable diesel. During the year ended December 31, 2020, the Company sold 15 percent of its renewable diesel to Valero and 30 percent, 17 percent, and 13 percent to three third-party customers.

The Company purchased 31 percent and 41 percent of its raw materials from Darling during the years ended December 31, 2021 and 2020, respectively. The Company purchased 15 percent from a third-party supplier during the year ended December 31, 2021, and 15 percent and 10 percent from two third-party suppliers during the year ended December 31, 2020.

See Note 10 for additional discussion of the Company’s contracts with Valero and Darling.

3. RECEIVABLES

Receivables consisted of the following (in thousands):

	December 31,
	2021	2020
Receivables from contracts with customers	$344,404	$133,740
Blender's tax credit receivable	132,328	43,459
Commodity derivative contract receivables (see Note 11)	23,626	4,315
Receivables before allowance for credit losses	500,358	181,514
Allowance for credit losses	(25)	(25)
Receivables after allowance for credit losses	500,333	181,489
Less receivables - due from related party	105,898	21,165
Receivables, net	$394,435	$160,324

4. INVENTORIES

Inventories consisted of the following (in thousands):

	December 31,
	2021	2020
Feedstocks	$108,347	$29,843
Finished products	26,953	20,172
Supplies	1,526	603
Inventories	$136,826	$50,618
As of December 31, 2021 and 2020, the replacement cost (market value) of LIFO inventories exceeded their LIFO carrying amounts by $84.3 million and $41.5 million, respectively.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5. LEASES

General
The Company has entered into long-term leasing arrangements for the right to use various classes of underlying assets as follows:

•Pipelines, Terminals, and Tanks includes facilities and equipment used in the storage, transportation, and production of feedstock and sale of inventories;

•Feedstock Processing Equipment includes machinery, equipment, and various facilities used in the renewable diesel operations; and

•Real Estate includes land and rights-of-way associated with the DGD Facilities.

In addition to fixed lease payments, some arrangements contain provisions for variable lease payments. Certain leases for pipelines, terminals, and tanks provide for variable lease payments based on, among other things, throughput volumes in excess of a base amount. Additionally, if the rental increases are not scheduled in the lease, such as an increase based on subsequent changes in the index or rate, those rents are considered variable lease payments. In all instances, variable lease payments are recognized in the period in which the obligation for those payments is incurred.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Lease Costs and Other Supplemental Information
The Company’s total lease cost comprises costs that are included in the income statement, as well as costs capitalized as part of an item of property, plant, and equipment or inventory. Total lease cost by class of underlying asset was as follows (in thousands):

	Pipelines,	Feedstock
	Terminals,	Processing			Related
	and Tanks	Equipment	Real Estate	Total	Party	Others	Total
Year ended
December 31, 2021
Finance lease cost:
Amortization of ROU assets	$3,194	$398	$1,699	$5,291	$793	$4,498	$5,291
Interest on lease liabilities	3,252	31	1,139	4,422	1,937	2,485	4,422
Operating lease cost	—	296	1,445	1,741	913	828	1,741
Variable lease cost	(135)	95	2	(38)	(120)	82	(38)
Short-term lease cost	682	677	159	1,518	159	1,359	1,518
Total lease cost	$6,993	$1,497	$4,444	$12,934	$3,682	$9,252	$12,934

Year ended
December 31, 2020
Finance lease cost:
Amortization of ROU assets	$577	$270	$—	$847	$577	$270	$847
Interest on lease liabilities	1,226	33	—	1,259	1,226	33	1,259
Operating lease cost	—	350	370	720	349	371	720
Variable lease cost	—	100	—	100	—	100	100
Short-term lease cost	—	319	—	319	—	319	319
Total lease cost	$1,803	$1,072	$370	$3,245	$2,152	$1,093	$3,245

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table presents additional information related to the Company’s operating and finance leases (in thousands, except for lease terms and discount rates):

	December 31, 2021		December 31, 2020
	Operating	Finance	Operating	Finance
	Leases	Leases	Leases	Leases
Supplemental balance sheet information:
ROU assets, net reflected in the following balance sheet line items:
Property, plant, and equipment, net	$—	$358,501	$—	$8,156
Deferred charges and other assets, net	18,170	—	3,855	—
Total ROU assets, net	$18,170	$358,501	$3,855	$8,156

Current lease balance reflected in the following balance sheet line items:
Current portion of finance lease obligations	$—	$15,092	$—	$517
Accrued expenses	1,756	—	498	—
Noncurrent lease liabilities reflected in the following balance sheet line items:
Finance lease obligations, less current portion	—	344,309	—	8,705
Other long-term liabilities	16,601	—	3,435	—
Total lease liabilities	$18,357	$359,401	$3,933	$9,222

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$1,178	$4,419	$465	$1,260
Investing cash flows	—	188	259	—
Financing cash flows	—	5,360	—	467
Changes in lease balances resulting from new and modified leases	15,623	356,932	185	941

Other supplemental information:
Weighted-average remaining lease term	18.0 years	19.3 years	9.3 years	12.1 years
Weighted-average discount rate	3.3%	3.4%	4.3%	5.1%

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Maturity Analysis
As of December 31, 2021, the remaining minimum lease payments due under the Company’s long-term leases were as follows (in thousands):

	Operating Leases			Finance Leases
	Related			Related
	Party	Others	Total	Party	Others	Total
2022	$1,261	$1,061	$2,322	$4,941	$21,843	$26,784
2023	1,276	49	1,325	5,015	21,772	26,787
2024	1,064	45	1,109	5,090	21,643	26,733
2025	1,079	—	1,079	5,166	21,643	26,809
2026	1,095	—	1,095	5,244	19,916	25,160
Thereafter	17,930	—	17,930	88,791	269,712	358,503
Total undiscounted lease payments	23,705	1,155	24,860	$114,247	$376,529	$490,776
Less: Amount associated with discounting	6,494	9	6,503	31,928	99,447	131,375
Total lease liabilities	$17,211	$1,146	$18,357	$82,319	$277,082	$359,401

Commencement of Significant Leases
Lease Commencement in 2021
In connection with the expansion of the DGD Norco Facility, the Company entered into commercial agreements with a third party to utilize certain pipelines and tanks for the transportation and storage of feedstocks and renewable diesel. During the year ended December 31, 2021, the Company recognized finance lease ROU assets and related liabilities of approximately $280.0 million in connection with these agreements, which have coterminous lease terms of 20 years each.

Future Lease Commencement
In connection with the construction of the DGD Port Arthur Facility, the Company entered into a commercial agreement in April 2021 with a third party to utilize certain pipelines and tanks for the transportation and storage of feedstocks and renewable diesel. These assets are under construction and are expected to be completed by the first quarter of 2023. This agreement will commence upon completion of construction. The Company expects to recognize a finance lease ROU asset and related liability of approximately $545.0 million in 2023 in connection with this agreement.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
6. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment consisted of the following (in thousands):

	December 31,
	2021	2020
Processing units	$1,751,558	$616,823
Administrative building	42,496	2,933
Precious metals	42,294	9,942
Capital spares	5,685	1,638
Computer hardware and software	1,716	1,320
Asset retirement obligation	830	239
Finance lease ROU assets (see Note 5)	364,692	10,000
Other	457	529
Construction in progress	687,214	736,623
Property, plant and equipment, at cost	2,896,942	1,380,047
Accumulated depreciation	(186,195)	(141,321)
Property, plant and equipment, net	$2,710,747	$1,238,726

Depreciation expense for the years ended December 31, 2021 and 2020 was $43.7 million and $29.0 million, respectively.

7. DEFERRED CHARGES AND OTHER ASSETS

“Deferred charges and other assets, net” consisted of the following (in thousands):

	December 31,
	2021	2020
Deferred turnaround and catalyst costs, net	$22,326	$31,639
Operating lease ROU assets, net (see Note 5)	18,170	3,855
Intangible asset, net	9,773	495
Deferred debt issuance costs, net	1,112	—
Other	133	93
Deferred charges and other assets, net	$51,514	$36,082

Amortization expense for deferred charges and other assets shown above, excluding operating lease ROU assets, was $14.6 million and $15.9 million for the years ended December 31, 2021 and 2020, respectively.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. DEBT

Revolving Credit Facility
In March 2021, the Company entered into a $400.0 million unsecured revolving credit facility (the Revolver) that matures in March 2024. The Company has the option to increase the aggregate commitments under the Revolver to $550.0 million, subject to certain restrictions. Initially, the Revolver also provided for the issuance of letters of credit of up to $10.0 million. In September 2021, the Revolver was amended to increase the letter of credit facility from $10.0 million to $50.0 million and to limit the Company’s indebtedness arising under other letters of credit that the Company may obtain up to $25.0 million at any one time outstanding.

Outstanding borrowings under the Revolver generally bear interest, at the Company’s option, at either (i) an alternate base rate plus the applicable margin or (ii) an adjusted London Interbank Offered Rate (LIBOR) for the applicable interest period in effect from time to time plus the applicable margin. The Revolver also requires payments for customary fees, including unused commitment fees, letter of credit fees, and administrative agent fees. As of December 31, 2021, the variable interest rate on the Revolver was 1.860 percent.

During the year ended December 31, 2021, the Company borrowed $276.0 million and repaid $176.0 million under the Revolver. As of December 31, 2021, the Company had $100.0 million of borrowings under the revolver and no letters of credit outstanding.

Revolving Loan Agreement
During 2019, the Company entered into a $50.0 million revolving loan agreement (the Loan Agreement), whereby each Member has a commitment of $25.0 million. The Loan Agreement matures in April 2022.

Outstanding borrowings under the Loan Agreement are due on the last day of each calendar month and bear interest at a rate per annum equal to the sum of the one-month LIBOR plus 2.500 percent. As of December 31, 2021, the variable interest rate on the Loan Agreement was 2.603 percent.

During the year ended December 31, 2021, the Company borrowed $50.0 million under the Loan Agreement that remained outstanding as of December 31, 2021. As of December 31, 2020, the Company had no borrowings outstanding under the Loan Agreement.

9. MEMBERS’ CONTRIBUTIONS AND DISTRIBUTIONS

Pursuant to the Diamond Green Diesel Holdings LLC Amended and Restated Limited Liability Company Agreement, contributions are made based on the percentage of units held by each Member. Each Member holds 3,006,886 units, and therefore, owns a 50 percent ownership interest in DGD Holdings. Each Member receives one vote per unit. Net income or loss of the Company for a fiscal year is allocated between the Members based on the proportionate share of the Members’ ownership interests.

During the year ended December 31, 2021, each Member made cash contributions of $189.0 million to the Company, for a total of $378.0 million. No contributions were made during the year ended December 31, 2020.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
No distributions were made to the Members during the year ended December 31, 2021. The Company distributed $410.4 million during the year of December 31, 2020.

10. RELATED PARTY AGREEMENTS AND TRANSACTIONS

Overview
The Company does not have any employees. It has entered into agreements with its Members, primarily Valero, to provide day-to-day operations, management and administrative functions. These related-party transactions cannot be presumed to be carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not exist. Following is a description of various agreements between the Company and its Members.

Asset Acquisition from Valero
During the year ended December 31, 2021, the Company acquired rail loading equipment, three tanks, and a crude header from subsidiaries of Valero for $22.9 million. Because Valero has a controlling financial interest in the Company and, as a result, consolidates the Company’s financial statements, this asset acquisition was accounted for as a transfer of assets between entities under the common control of Valero. Accordingly, the asset acquisition was recorded at Valero’s carrying value as of the acquisition date. The difference between the consideration paid and the carrying value was recognized as an equity transaction.

Revolving Loan Agreement
The Company entered into a $50.0 million revolving loan agreement with the Members. See Note 8 for further discussion.

Raw Material Supply Agreement
Under the Raw Material Supply Agreement, Darling is obligated to offer to the Company a portion of its feedstock requirements at competitive pricing. However, the Company is not obligated to purchase all or any part of its feedstock from Darling and will pursue the most optimal feedstock supply available. The agreement expires on June 30, 2033 and will automatically renew for successive periods of five years each on an evergreen basis, unless terminated by one of the parties. For the years ended December 31, 2021 and 2020, the Company purchased $572.8 million and $303.4 million, respectively, of raw materials from Darling.

Agreements with Valero
Lease Agreements
The Company has lease agreements with Valero as follows:

•It has an operating lease for the land on which the DGD Norco Facility is located. During 2021, the lease was amended in connection with the expansion of the facility. The lease expires on December 31, 2041 and includes four optional renewal periods of five years each.

•During 2021, an operating lease commenced for the land on which the DGD Port Arthur Facility is being constructed. The lease expires on January 31, 2041 and includes four optional renewal periods of five years each.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
•During 2021, an operating lease commenced for land used for parking and storage during the construction of the DGD Port Arthur Facility. The lease expires no later than 180 days after completion of the facility.

•During 2021, a finance lease commenced for the use of rail loading facilities and related land at the DGD Norco Facility. The lease expires on December 31, 2041 and includes four optional renewal periods of five years each.

See Note 5 for the lease cost and maturity analysis related to the Company’s leases with Valero.

Service Agreements
The Company has three service agreements with Valero. The agreements expire on December 31, 2041 and will automatically renew for successive periods of five years each on an evergreen basis, unless terminated by one of the parties. Below is a description of the agreements.

Operations Agreement
Pursuant to the Operations Agreement, Valero operates the DGD Norco Facility and performs certain day-to-day operations and management functions for the Company as an independent contractor. Valero charges for all dedicated personnel costs and certain other expenses on a reimbursable basis, and for other routine and non-routine services in accordance with the contractual billing rates, which are adjusted for inflation annually on January 1. The Company recorded $35.3 million and $17.3 million of operating expenses charged under the Operations Agreement for the years ended December 31, 2021 and 2020, respectively.

Product Offtake Agreement
Under the Product Offtake Agreement, Valero is required to purchase certain light ends recovered from byproduct streams produced at the DGD Norco Facility. For the years ended December 31, 2021 and 2020, the Company sold $77.8 million and $31.3 million, respectively, of recovered light ends liquid to Valero, which is recorded in operating revenues.

Services and Utilities Supply Agreement
Under the Services and Utilities Supply Agreement, Valero provides the Company with water, steam, natural gas, power, certain industrial gases which are produced or otherwise available at Valero’s St. Charles Refinery, and certain services, such as water treatment and terminaling services that are needed for the operation of the DGD Norco Facility. Prices charged by Valero are at prevailing market rates. The Company supplies Valero with fuel gas and steam produced at the DGD Norco Facility and charges Valero at prevailing market rates. For the years ended December 31, 2021 and 2020, the Company’s net purchases of industrial gases and other services from Valero was $56.9 million and $33.7 million, respectively.

The agreement allows these charges to be netted each month, with a net receivable from or payable to Valero each period which is settled 15 days after receipt of the invoice.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Other Transactions
The Company has entered into contracts with Valero to sell renewable diesel to Valero in varying amounts through December 2024. For the years ended December 31, 2021 and 2020, the Company sold $365.1 million and $180.4 million, respectively, of renewable diesel to Valero, which is recorded in operating revenues.

In addition, for the years ended December 31, 2021 and 2020, the Company purchased $52.5 million and $20.3 million of feedstock from Valero, respectively.

11. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue
Revenue is presented in the table below disaggregated by product because this is the level of disaggregation that management has determined to be beneficial to users of the financial statements.

Receivables from Contracts with Customers
The Company’s receivables from contracts with customers are included in receivables and “receivables – due from related party” and totaled $344.4 million and $133.7 million as of December 31, 2021 and 2020, respectively.

Remaining Performance Obligations
The majority of the Company’s contracts with customers are term contracts. The transaction price for these term contracts consists of variable consideration (i.e., a commodity price). The variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct good that forms part of a single performance obligation and is constrained as the consideration is highly susceptible to commodity market volatility that is outside the Company’s influence. Therefore, the Company has not disclosed the aggregate amount of the transaction price allocated to the Company’s remaining performance obligation.

The following table provides a disaggregation of revenues by product (in thousands):

	December 31,
	2021	2020
Renewable diesel	$2,262,379	$1,235,293
Recovered light ends liquid	77,759	31,306
Fuel gas	2,194	878
Total revenues	$2,342,332	$1,267,477

12. FAIR VALUE MEASUREMENTS

General
U.S. GAAP requires that certain assets and liabilities be measured at fair value on a recurring or nonrecurring basis in the Company’s balance sheets, which are presented below under “Recurring Fair Value Measurements.” Assets and liabilities measured at fair value on a recurring basis, such as derivative financial instruments, are measured at fair value at the end of each reporting period.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
U.S. GAAP also requires the disclosure of the fair values of financial instruments when an option to elect fair value accounting has been provided, but such election has not been made. A debt obligation is an example of such a financial instrument. The disclosure of the fair values of financial instruments not recognized at fair value in the balance sheet is presented below under “Other Financial Instruments.”

U.S. GAAP provides a framework for measuring fair value and establishes a three-level fair value hierarchy that prioritizes inputs to valuation techniques based on the degree to which objective prices in external active markets are available to measure fair value. Following is a description of each of the levels of the fair value hierarchy.

•Level 1 - Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•Level 3 - Unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include occasional market quotes or sales of similar instruments or the Company’s own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant judgment.

Recurring Fair Value Measurements
The following tables present information (in thousands) about the Company’s assets and liabilities recognized at their fair values in the balance sheets categorized according to the fair value hierarchy of the inputs utilized by the Company to determine the fair values as of December 31, 2021 and 2020.

The Company has elected to offset the fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty, including any related cash collateral assets or obligations as shown below; however, fair value amounts by hierarchy level are presented in the following tables on a gross basis. The Company does not have any derivative contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	December 31, 2021
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$3,214	$—	$—	$3,214	$(3,214)	$—	$—	$—
Liabilities:
Commodity derivative contracts	25,477	—	—	25,477	(3,214)	(22,263)	—	(23,626)

	December 31, 2020
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$4,639	$—	$—	$4,639	$(4,639)	$—	$—	$—
Liabilities:
Commodity derivative contracts	17,464	—	—	17,464	(4,639)	(12,825)	—	(4,315)

Commodity derivative contracts consist primarily of exchange-traded futures, which are used to reduce the impact of price volatility on the Company’s results of operations and cash flows as discussed in Note 13. These contracts are measured at fair value using the market approach based on quoted prices from the commodity exchange and are categorized in Level 1 of the fair value hierarchy.

Other Financial Instruments
Financial instruments that the Company recognizes in its balance sheets at their carrying amounts are shown in the following table along with their associated fair values (in thousands):

		December 31, 2021		December 31, 2020
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash	Level 1	$21,071	$21,071	$143,794	$143,794
Finance liabilities:
Debt (excluding finance leases)	Level 2	150,000	150,000	—	—

13. PRICE RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks related to the volatility in the price of commodities and enters into derivative instruments to manage some of these risks. This includes derivative instruments related to the various commodities the Company purchases as described below under “Risk Management Activities.” The effect of these derivative instruments on income and other comprehensive income (OCI) is summarized below under “Effect of Derivative Instruments on Income and OCI.”

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Risk Management Activities
Commodity Price Risk
The Company is exposed to market risks related to the volatility in the price of feedstocks and products they produce. To reduce the impact of price volatility on the Company’s results of operations and cash flows, the Company uses commodity derivative instruments, such as futures and options. The Company’s positions in commodity derivative instruments are monitored and managed on a daily basis by the risk control group to ensure compliance with the Company’s stated risk management policy.

The Company uses commodity derivative instruments as cash flow hedges. The objective of the Company’s cash flow hedges is to lock in the price of forecasted renewable diesel sales at existing market prices that the Company deems favorable.

As of December 31, 2021, the Company had the following outstanding commodity derivative instruments that were used as cash flow hedges, which mature in 2022. The information presents the notional volume of outstanding contracts (volumes in thousands of barrels).

Notional Contract
Derivative Instrument	Volumes
Ultra-low sulfur diesel:
Futures - long	525
Futures - short	3,385

Fair Values of Derivative Instruments
The following tables provide information about the fair values of the Company’s derivative instruments as of December 31, 2021 and 2020 (in thousands) and the line items in the balance sheets in which the fair values are reflected. See Note 12 for additional information related to the fair values of the Company’s derivative instruments.

As indicated in Note 12, the Company nets fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty under master netting arrangements, including cash collateral assets and obligations. The following tables, however, are presented on a gross asset and gross liability basis, which results in the reflection of certain assets in liability accounts and certain liabilities in asset accounts.

		December 31, 2021		December 31, 2020
	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Derivatives designated as hedging instruments:
Commodity contracts	Receivables	$3,214	$25,477	$4,639	$17,464

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Market Risk
The Company’s price risk management activities involve the receipt or payment of fixed price commitments into the future. These transactions give rise to market risk, which is the risk that future changes in market conditions may make an instrument less valuable. The Company closely monitors and manages its exposure to market risk on a daily basis in accordance with its policies. Market risks are monitored by the Company’s risk control group to ensure compliance with the stated risk management policy. The Company does not require any collateral or other security to support derivative instruments into which the Company enters. The Company also does not have any derivative instruments that require it to maintain a minimum investment-grade credit rating.

Effect of Derivative Instruments on Income and OCI
The following table provides information about the effect on OCI and the gain (loss) recognized into income due to fair value adjustments of the Company’s cash flow hedges (in thousands):

Derivatives in Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivatives
		Year Ended December 31,
		2021	2020
Commodity contracts:
Gain (loss) recognized in OCI on derivatives	N/A	$(44,064)	$37,515
Gain (loss) reclassified from accumulated other comprehensive loss into income	Revenues	$(46,462)	$34,601
No component of the derivative instruments’ gains or losses was excluded from the assessment of hedge effectiveness for the years ended December 31, 2021 or 2020. The cash flow hedges primarily related to the forward sales of renewable diesel, with $3.1 million and $5.5 million of cumulative losses on cash flow hedges remaining in accumulated comprehensive income as of December 31, 2021 and 2020, respectively. The Company estimates that this deferred loss as of December 31, 2021 will be reclassified into income over the next four months as a result of hedged transactions that are forecasted to occur. For the years ended December 31, 2021 and 2020, there were no amounts reclassified from accumulated other comprehensive income into income as a result of the discontinuance of cash flow hedge accounting.